Shift Technologies, Inc.

290 Division Street, Suite 400

San Francisco, California 94103-4234

June 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tony Watson and Adam Phippen

Re:	Shift Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed on March 31, 2023

Form 8-K Filed March 28, 2023

File No. 1-38839

Dear Messrs. Watson and Phippen:

On behalf of Shift Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 31, 2023 and our earnings press release furnished as Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on March 28, 2023. The numbering of the paragraphs below corresponds to the numbering of the comment letter, the text of which is incorporated into this response letter for convenience.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the Staff’s comments with the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

1.	We note that you do not discuss any line items below selling, general and administrative expenses. Please tell us how your presentation of results of operations complies with Item 303(b) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. Item 303(b) of Regulation S-K instructs “Where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms.” We note that for the line items captioned restructuring expenses, loss on impairment, change in fair value of financial instruments, and gain on bargain purchase, the “underlying reasons for these material changes” consist entirely of the fact that the discrete events giving rise to these line items occurred in only one of the periods presented. We respectfully submit that since the non-recurring nature of these items is apparent from the consolidated statements of operations itself, stating the non-recurring nature of these items explicitly in Results of Operations would be of limited value to the investor. Instead, we focused our Management’s Discussion and Analysis discussion of these items in the Overview, Recent Events and Critical Accounting Estimates sections, where we provide additional context or discussion of relevant estimates pertaining the discrete events giving rise to the respective line items:

●	The Company’s restructuring activities in fiscal year 2022 are discussed on page 43 in the Recent Events section under the heading “Project Focus Restructuring Plan.”

●	The Company’s loss on impairment is discussed on pages 59 and 60 in the Critical Accounting Estimates under the headings “Impairment of Long-Lived Assets” and “Goodwill.”

●	Change in the fair value of financial instruments is discussed on page 58 in the Critical Accounting Estimates under the heading “Determination of the Fair Value of Financial Instruments.”

●	The CarLotz Merger, which gave rise to the gain on bargain purchase, is discussed on pages 43 and 44.

We also considered these items in the context of Item 303(b)(2)(i) of Regulation S-K, which requires, in part, “Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.” We considered that in each case, the “extent to which income was so affected” is apparent from the consolidated statements of operations with the exception of restructuring expenses, where we disclose the total impact of $29.6 million on page 43.

In the case of the depreciation and amortization and interest and other expense line items, we note that in each case the change in the balance was less than 3% of consolidated net loss and less than 1% of consolidated revenues, without significant offsetting changes within the line items. As such, we considered these to be immaterial to the discussion of our results of operations.

In future filings, the Company undertakes to continually enhance the clarity of our Management’s Discussion and Analysis disclosures in compliance with Item 303(b) of Regulation S-K.

Item 15. Exhibit and Financial Statement Schedules, page 137

2.	Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the Quarterly Period Ended March 31, 2023. Refer to Item 601(b)(31) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company unintentionally excluded paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting from the Exhibits. The Company undertakes to file an amended Form 10-K for the year ended December 31, 2022 and an amended Form 10-Q for the three months ended March 31, 2023 to include corrected language in Exhibits 31.1 and 31.2 thereto.

Form 8-K Filed March 28, 2023

Exhibit 99.1, page 13

3.	You disclose gross profit per unit in total, retail, other and wholesale as a GAAP measures; however, on pages 3 and 10 you identify these amounts as key metrics. Please clarify or revise. Further, we note that the denominator in each includes only retail units sold. Revise to explain why wholesale units sold are not included in the applicable amounts and why the overall metric is useful to investors.

Response:

The Company respectfully acknowledges the Staff’s comment. We address the Staff’s questions in two parts:

GAAP Measure vs. Key Metric

In future filings, the Company undertakes to characterize Gross Profit per Unit (“GPU”) as a “metric” rather than a “measure” in accordance with the Staff’s guidance.

Retail Units as Denominator of GPU

The Company views Retail, Other, and Wholesale GPU as the three components of Total GPU, rather than as separate metrics in their own right, including for internal management purposes. In order for the components to sum to the total, the same denominator is used to calculate each component. The Company selected retail units sold as the denominator because each category of gross profit is ultimately derived from the Company’s retail operations, as explained below.

Wholesale GPU (per retail unit) represents the burden on each retail unit of the Company’s wholesale operations. As context, the Company utilizes the Wholesale channel for two primary purposes. First, the Wholesale channel allows the Company to accept trade-ins that do not meet the Company’s standards for sale under the Shift brand, thus facilitating the sale of a new retail vehicle to a customer (many customers trade-in their existing vehicle as a form of down payment on a new vehicle). Second, the Wholesale channel enables the Company to liquidate aged, damaged, or otherwise burdensome inventory that was originally acquired for sale through the retail channel. These two types of wholesale transactions typically result in a small gross loss (or, at best, a breakeven profit), which must be made up by the GPU from sales of retail units. We believe that the Wholesale GPU (per retail unit) metric provides important information to investors concerning the health of our retail operations, with, for example, higher wholesale gross losses indicating a decline in the health of our inventory.

With regard to Other GPU, only retail units sold offer the opportunity to cross-sell Finance and Insurance (“F&I”) products (Wholesale units do not, by nature). As such, Other GPU (per retail unit) is the most appropriate measure of the contribution of F&I sales to Total GPU. We believe this metric is important to investors, as F&I contributes substantially to our total gross profit.

Due to the fact that the wholesale operations typically operate near breakeven, the number of wholesale units sold is significantly more volatile than the amount of wholesale gross profit or loss. As such, using total units as the denominator in calculating Total GPU would increase the volatility of Total GPU, and decrease the comparability of Total GPU from period to period. Were total units to be used as the denominator, gross profit from retail units would be diluted by different degrees in each period by the inclusion of wholesale units that, by design, were sold at or near breakeven. We believe it is more useful to view Wholesale GPU as a burden on retail units given the relationship between the wholesale and retail channels explained above.

Exhibit 99.1, page 14

4.	Reference is made to your use of Adjusted EBITDA Margin, a non-GAAP measure. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. We propose in future filings to include and define Net Loss Margin (GAAP Net Loss divided by total GAAP Revenue), which is the most directly comparable measure to Adjusted EBITDA Margin. We will also enhance the format of our reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin in a manner substantially similar to the version shown below:

	Three Months Ended December 31,		Year Ended December 31,
Adjusted EBITDA Reconciliation	2022	2021	2022	2021
	($ in thousands)
Net Loss	$13,014	$(54,463)	$(172,042)	$(166,268)
Net Loss Margin (%)	19.8%	(27.8)%	(25.6)%	(26.1)%

(+) Interest and other expense, net	2,734	2,340	10,950	8,082
(+) Stock-based compensation	(270)	6,182	13,029	25,130
(+) Change in fair value of financial instruments	—	(1,302)	—	(18,893)
(+) Depreciation & amortization	3,513	1,816	11,662	6,253
(+) Warrant impact adjustment - contra-revenue	159	159	637	637
(+) Merger and acquisition transaction costs	12,557	141	19,972	141
(+) Costs related to closed locations excluding severance	1,956	—	11,857	—
(+) Sales tax penalty accrual (recovery)	(1,218)	521	(2,149)	5,951
(+) At-the-market sales agreement costs	—	—	266	—
(+) Provision for income taxes	241	226	326	226
(+) One-time severance, retention, and CEO costs	1,104	689	8,455	1,166
(+) Restructuring costs from inventory, property and equipment, and capitalized internal-use software	38	—	17,447	—
(+) Impairment expense	17,319	—	17,319	—
(+) Bargain purchase gain	(76,685)	—	(76,685)	—
Adjusted EBITDA	$(25,538)	$(43,691)	$(138,956)	$(137,575)
Adjusted EBITDA Margin (%)	(38.9)%	(22.3)%	(20.7)%	(21.6)%

* * * *

Please do not hesitate to contact Martin C. Glass of Jenner & Block LLP at mglass@jenner.com or (212) 891-1672 with any questions or comments concerning this letter.

Very truly yours,

SHIFT TECHNOLOGIES, INC.

/s/ Oded Shein
Oded Shein
Chief Financial Officer

Cc: Martin C. Glass, Jenner & Block LLP